

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 26, 2017

Robert E. Morgan
Chief Executive Officer
Muscle Maker, Inc
2200 Space Park Drive, Suite 310
Houston, Texas 77058

> **Re: Muscle Maker, Inc**
> **Offering Statement on Form 1-A**
> **Filed March 30, 2017**
> **File No. 024-10689**

Dear Mr. Morgan:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

General

1. Please continue to consider the financial statement updating requirements set forth in the Instructions to Form 1-A, Part F/S, section (b)(3)-(4). In this regard, the amended filing should be updated to include audited financial statements for the two years ended December 31, 2016. Related financial information, such as, but not limited to, Summary Financial Data, MD&A, Dilution, and Capitalization, should also be updated.

2. Please discuss your auditor's going concern opinion in the Prospectus Summary, Risk Factors, and the Liquidity discussion in your MD&A, addressing your financial condition, the uncertainties you face, such as your need to obtain additional financing, and the consequences should you be unable to obtain additional financing.

3. We note disclosure in Exhibit 13.1 that you intend to donate 2% of the gross proceeds from the offering to charity. We also note your disclosure that you intend to offer shareholders certain other benefits based on their level of investment. In appropriate places please discuss these matters within the offering circular. Revise the Use of Proceeds section as necessary to reflect the costs of these programs. Discuss the estimated cost to the company related to the shareholder benefits, for each item and in the aggregate. Please add a risk factor addressing the impact that providing the shareholder benefits could have on your profitability, or tell us why this is not necessary.

Strategy, page 8

Expand Our System-Wide Restaurant Base, page 8

4. We note your disclosure that you "estimate, based on internal analysis and a study prepared by ESRI, a long-term total restaurant potential in the United States of approximately 3,000 to 5,000 locations." Please file a consent of ESRI. Refer to paragraph 11(a)(ii) of Item 17 of Form 1-A.

Dilution, page 50

5. Refer to the table at the bottom of page 51. For the line items, net tangible book value per share of common stock before this offering, and increase in net tangible book value per share attributable to new investors, please disclose the related dollar per share amount within the table. See guidance in Item 506 of Regulation S-K.

Executive Compensation, page 123

6. Please provide updated disclosure as required by Item 402 of Regulation S-K for your recently completed fiscal year.

Security Ownership of Certain Beneficial Owners, page 126

7. For P. John, LLC and Membership, LLC, please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

8. We note your disclosure in the second paragraph of the audit opinion that your auditors conducted their audits "in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States)." If true, please ask your auditors to revise their audit report to state that their audits were conducted in accordance with "the

standards of the Public Company Accounting Oversight Board (United States)," as required by PCAOB Auditing Standard No. 1, since the standards of the PCAOB include not only auditing, but other types of standards. Also see paragraph (c)(1)(iii) of Form 1-A Part F/S. Please amend your filing accordingly.

Signatures, page 2

9. Please revise the second half of your signature page to include the signature of your principal accounting officer. To the extent an already-signing individual will sign in the capacity of principal accounting officer, please add principal accounting officer to the list of capacities in which the person is signing. Refer to Instruction 1 to Signatures on Form 1-A.

Exhibit 4

10. Please revise language in the first sentence of section 2.06 which states that investors represent that they have read the offering circular. Such a representation is inappropriate. Please also tell us why you believe the second sentence is appropriate given that the offering circular contains numerous statements by the company about its business and prospects.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3859 with any other questions.

                                    Sincerely,

                                    /s/ John Dana Brown

                                    John Dana Brown
                                    Attorney Advisor
                                    Office of Transportation and Leisure

cc: Laura Anthony, Esq.
       Legal & Compliance, LLC